UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Central European Distribution Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

153435102

(CUSIP Number)

Wendell M. Hollis

Roust Trading Ltd.

25 Belmont Hills Drive

Warwick Wk 06, Bermuda

(441) 236-1612

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 23, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 153435102

1	NAMES OF REPORTING PERSONS Roust Trading Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,206,125
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 7,206,125
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,206,125
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This calculation is based on 73,127,917 shares of common stock, par value $0.01 per share, outstanding as of April 18, 2012, as reported by the Issuer in the Securities Purchase Agreement dated April 23, 2012 by and between the Issuer and Roust Trading Ltd. filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K on April 23, 2012.

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1	NAMES OF REPORTING PERSONS Roustam Tariko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,206,125
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,206,125
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,206,125
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This calculation is based on 73,127,917 shares of common stock, par value $0.01 per share, outstanding as of April 18, 2012, as reported by the Issuer in the Securities Purchase Agreement dated April 23, 2012 by and between the Issuer and Roust Trading Ltd. filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K on April 23, 2012.

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AMENDMENT NO. 4 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2011, as amended by Amendment No. 1 thereto filed on December 7, 2011, Amendment No. 2 thereto filed on February 1, 2012 and Amendment No. 3 thereto filed on March 9, 2012 (as so amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 2:	Identity and Background.

The Reporting Persons hereby amend and restate the sections of this Item 2 listed below as follows:

The Reporting Persons amend and restate the first paragraph as follows:

(a), (b), (c) and (f) This statement is filed by Roust Trading Ltd. (“RTL”) and Mr. Roustam Tariko (“Mr. Tariko”, and together with RTL, the “Reporting Persons”). The Reporting persons have entered into a joint filing agreement dated as of April 24, 2012, a copy of which is attached hereto as Exhibit 99.5.

The Reporting Persons amend and restate section (i) of this Item 2 as follows:

(i) RTL is incorporated under the laws of Bermuda, having its principal office at 25 Belmont Hills Drive, Warwick WK 06, Bermuda. RTL is a holding company within the Russian Standard family of companies.

The directors and officers (management) of RTL, their principal business or occupation, citizenship and address are indicated below:

Name	Title	Citizenship	Address
Nelia Nouriakhmetova	Director, President, Group Controller	Russian Federation	12 Krasnopresnenskaya Nab., Office 1507, Moscow, 123610, Russia
Wendell M. Hollis	Director, Vice President	Britain	25 Belmont Hills Drive, Warwick WK 06, Bermuda
Dana S. Bean	Secretary	Britain	25 Belmont Hills Drive, Warwick WK 06, Bermuda

The Reporting Persons amend and restate section (d) of this Item 2 as follows:

(d) During the last five years, none of the Reporting Persons or the directors or management of RTL has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons amend and restate section (e) of this Item 2 as follows:

(e) During the last five years, none of the Reporting Persons or the directors of management of RTL has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3:	Source and Amount of Funds or Other Consideration.

The Reporting Persons hereby add the following disclosure to this Item 3:

Capitalized terms used in this paragraph of this Item 3, but not otherwise defined herein, have the meanings assigned to them in Item 4 below. RTL acquired 7,206,125 shares of the Issuer’s Common Stock in off-market transactions from its affiliates, as described in detail in Item 5 below. RTL used funds from its working capital to fund this acquisition. In addition, RTL and its affiliates that it designates intend to acquire additional shares of the Issuer’s Common Stock as part of the transactions contemplated by the Securities Purchase Agreement (and subject to the conditions thereof), descriptions of which are contained in Item 4 below. RTL and its affiliates that it designates intend to use a combination of financing in the form of cash and financing that is effectively in the form of the then-outstanding principal amount of the New Debt, as described in further detail in Item 4 below, to acquire such additional shares of the Issuer’s Common Stock. The descriptions of the transfer in Item 5 below and the descriptions of the additional acquisitions in Item 4 below are incorporated by reference in their entirety into this Item 3.

Item 4.	Purpose of Transaction.

The Reporting Persons hereby add the following disclosure to this Item 4:

On April 23, 2012, the Issuer and RTL announced in a press release (the “Press Release”) that they had entered into a Securities Purchase Agreement on April 23, 2012. The Press Release has been filed as Exhibit 99.8 to the Issuer’s Current Report on Form 8-K filed on April 24, 2012, and is incorporated herein by reference in its entirety as Exhibit 99.7.

The Securities Purchase Agreement provides for three principal transactions (the “Financing Transactions”) between RTL (and its affiliates that it designates) and the Issuer:

(i) the purchase by RTL (or any affiliate of RTL that it designates) of 5,714,286 shares (the “Initial Shares”) of common stock, par value $0.01 per share, of the Issuer (the “Common Stock”) for an aggregate purchase price of $30,000,000, or $5.25 per share, and a new debt security with a face value of $70,000,000 (the “New Debt”), which has a stated interest rate of 3.0%, matures on March 18, 2013, and which, upon approval by the Issuer’s stockholders and upon satisfaction or waiver of certain other conditions, the Issuer (on or after January 30, 2013) or RTL (on or after the completion of the Second Closing (as defined in the Securities Purchased Agreement)) may cause to effectively be exchanged for shares of Common Stock equaling the then-outstanding principal amount of the New Debt, plus the accrued and unpaid interest thereon at the time of the Second Closing (as defined in the Securities Purchase Agreement), divided by $5.25 (the “Exchange Shares”), totaling approximately 13,333,333 shares of Common Stock plus additional shares representing accrued and unpaid interest thereon at the time of the Second Closing (as defined in the Securities Purchase Agreement);

(ii) the effective conversion of $102,554,000 of the Issuer’s 3.00% Convertible Senior Notes due 2013 (the “Convertible Notes”) held by RTL or its affiliates at par into a new debt security maturing on July 31, 2016 (the “Rollover Notes”). The Rollover Notes will bear a blended interest rate of 6.00% (after giving effect to certain payments required under the Securities Purchase Agreement and related agreements that offset interest payable under the Rollover Notes) over the term of the Rollover Notes. Interest accrued on the Rollover Notes will effectively be paid in shares of Common Stock before January 1, 2014, and in cash, thereafter; and

(iii) the receipt by the Issuer of the right to issue to RTL (or an affiliate of RTL that RTL designates) a debt security maturing on July 31, 2016 (the “Backstop Notes”) of an aggregate principal amount of up to $107,500,000 in exchange for an amount of cash paid by RTL (or an affiliate of RTL that RTL designates) equal to the face value of such Backstop Notes. The Backstop Notes will bear a blended interest rate of 6.00% (after giving effect to certain payments required under the Securities Purchase Agreement and related agreements that offset interest payable under the Backstop Notes) over the term of the Backstop Notes. Interest accrued on the

CUSIP No. 153435102

Backstop Notes will effectively be paid in shares of Common Stock before January 1, 2014, and in cash, thereafter. The Issuer will use the proceeds (net of transaction fees and expenses) received in the Financing Transactions described in clauses (i) and (iii) above to repurchase and redeem the Convertible Notes.

The consummation of the transactions contemplated by the Securities Purchase Agreement is subject to customary conditions, additional conditions with respect to the issuance of the Rollover Notes and Backstop Notes, and approval by the Issuer’s stockholders of the issuance of the Exchange Shares and of the shares issued in connection with payment of interest under the New Debt, Rollover Notes and Backstop Notes. If the Securities Purchase Agreement is terminated after the Initial Closing and Prior to the Second Closing (each as defined in the Securities Purchase Agreement), including a termination in connection with stockholder approval of the issuance of the Exchange Shares not being obtained, RTL may, at its option, elect to cause the Issuer to repurchase the Initial Shares for a purchase price of $5.25 per share. Furthermore, if the Initial Closing (as defined in the Securities Purchase Agreement) has not occurred by June 1, 2012 or the Second Closing (as defined in the Securities Purchase Agreement) has not occurred by September 30, 2012, RTL or the Issuer may terminate the Securities Purchase Agreement. In addition, the Issuer may terminate the Securities Purchase Agreement, subject to payment by the Issuer of a $12 million termination fee to RTL, under certain circumstances. The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified in its entirety by reference to the Securities Purchase Agreement, a copy of which has been filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 24, 2012, and is incorporated herein by reference in its entirety as Exhibit 99.6.

Concurrently with the execution of the Securities Purchase Agreement, the Issuer entered into a governance agreement with RTL (the “Governance Agreement”), in which RTL receives various veto and governance rights related to its debt and equity investments in the Issuer, including veto rights in connection with its debt investments relating to the size of the Issuer’s Board of Directors, certain restructuring transactions, certain acquisitions or business combinations, certain sales of assets, certain equity issuances, certain equity compensation to senior management, dividends and certain share repurchases, the incurrence of certain indebtedness, certain material amendments to the Issuer’s organizational documents and certain deviations from the Issuer’s annual capital expenditure budget that is approved by the Issuer’s Board of Directors. Pursuant to the Governance Agreement, RTL also obtained the right to nominate up to three directors to the Issuer’s Board of Directors determined by its percentage ownership of Common Stock and the agreement of the Issuer not to increase the size of its Board of Directors above ten members without RTL’s consent. RTL nominated, and the Issuer’s Board of Directors appointed, Mr. Alessandro Picchi as a director, and RTL will obtain the right to nominate up to two additional directors, if RTL acquires additional Common Stock.

The Governance Agreement also provides RTL with joint appointment and removal rights with the Issuer regarding senior Russia management positions and provides RTL the right to maintain its ownership percentage in the Issuer in connection with equity issuances by the Issuer. The Governance Agreement (other than RTL’s veto rights, rights regarding senior Russia management positions and information rights) will terminate when RTL or its affiliates hold less than 9.0% of shares of outstanding Common Stock of the Issuer; RTL’s veto rights, rights regarding senior Russia management positions and information rights under the Governance Agreement will terminate when RTL or its affiliates have transferred more than 66.6% of the New Debt, Rollover Notes or Backstop Notes then outstanding to unaffiliated entities or the Issuer has repaid or redeemed all of the New Debt, Rollover Notes and Backstop Notes. The foregoing description of the Governance Agreement is qualified in its entirety by reference to the Governance Agreement, a copy of which has been filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on April 24, 2012, and is incorporated herein by reference in its entirety as Exhibit 99.8.

Concurrently with the execution of the Securities Purchase Agreement, the Issuer entered into a registration rights agreement with RTL (the “Registration Rights Agreement”), which grants RTL and its affiliates the right to demand three registrations of equity securities held by them, with no more than one demand registration in any 12-month period. Pursuant to the Registration Rights Agreement, RTL and its affiliates also have the right to request a shelf registration and “piggyback” registration rights and registration rights with respect to the New Debt, Rollover Notes and Backstop Notes. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which has been filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on April 24, 2012, and is incorporated herein by reference in its entirety as Exhibit 99.9.

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Concurrently with the execution of the Securities Purchase Agreement, RTL entered into an agreement with the Issuer, WVC 2007 Family LLC and William V. Carey as trustee of various trusts (the “Right of First Offer Agreement”), which grants RTL a right of first offer for any proposed transfer of more than 25% of the Common Stock of the Issuer beneficially owned by Mr. William V. Carey, the Issuer’s Chairman, President and Chief Executive Officer. Pursuant to the terms of the Right of First Offer Agreement, the right of first offer will last for a maximum of five years and any acquisition of Common Stock by RTL in accordance with the right must be approved by the Issuer’s Board of Directors. The foregoing description of the Right of First Offer Agreement does not purport to be complete and is qualified in its entirety by reference to the Right of First Offer Agreement, a copy of which is attached hereto as Exhibit 99.10 and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Securities Purchase Agreement, RTL and each of CJSC Russian Standard Corporation (“RSC”) and Russian Standard-Invest LLC (“RSInv”) entered into voting agreements with the Issuer and RTL entered into voting agreements with each of the members of the Issuer’s Board of Directors holding shares in the Issuer and the Issuer. Pursuant to the voting agreements with the Issuer (the “RTL Voting Agreements”), each of RTL, RSC and RSInv agreed to vote its shares of Common Stock in favor of the Financing Transactions and certain other matters that will be voted on by the stockholders of the Issuer at a meeting of its stockholders, provided, however, that RTL may not vote on the Initial Shares, nor will the Initial Shares be deemed present, at any such meeting for purposes of votes relating to the Financing Transactions. The voting agreements entered into by RSC and RSInv terminated upon the transfer of all of their respective shares of Common Stock to RTL, as described in detail in Item 5 below. The foregoing description of the RTL Voting Agreements is qualified in its entirety by reference to the RTL Voting Agreements, copies of which have been filed as Exhibits 10.4 through 10.6 to the Issuer’s Current Report on Form 8-K filed on April 24, 2012, and are incorporated herein by reference in their entirety as Exhibits 99.11 through 99.13. Pursuant to the voting agreements among RTL, each of the directors of the Issuer holding shares of the Issuer and the Issuer (the “Director Voting Agreements”), each director, in his capacity as a stockholder of the Issuer, has agreed to vote his Common Stock in favor of the Financing Transactions at any meeting of the stockholders of the Issuer and certain other matters that will be voted by the stockholders of the Issuer at a meeting of its stockholders. The foregoing description of the Director Voting Agreements is qualified in its entirety by reference to the Director Voting Agreements, copies of which have been filed as Exhibits 99.1 through 99.7 to the Issuer’s Current Report on Form 8-K filed on April 24, 2012, and are incorporated herein by reference in their entirety as Exhibits 99.14 through 99.20.

Upon completion of the Financing Transactions, without taking into consideration any shares issued relating to interest payments under the New Debt, Rollover Notes, and Backstop Notes, it is expected that RTL and its affiliates will own approximately 28% of the outstanding shares of Common Stock. The calculation of ownership percentage is based on 73,127,917 shares outstanding as of April 18, 2012, and giving pro forma effect to the issuance of the Initial Shares and Exchange Shares, except for any issuances of shares in connection with accrued but unpaid interest under the New Debt, but without giving effect to any exercisable options and any Common Stock issued in connection with the payment of interest under the Rollover Notes or the Backstop Notes.

In furtherance of the foregoing objectives, the Reporting Persons may in the future engage in conversations with the Issuer and other stockholders with respect to this or other transactions and may make additional proposals that may include proposing, considering or undertaking one or more of the actions set forth in subsection (a) through (j) of Schedule 13D. The Reporting Persons may also seek to increase their ownership of the Issuer’s securities beyond that which they have on the date of this filing.

Item 5.	Interest in Securities of the Issuer.

The Reporting Persons hereby add the following disclosure to this Item 5:

The Reporting Persons hereby add the following disclosure after the second paragraph of section (a):

The 4,645,610 shares of the Issuer’s Common Stock previously held by RSC and the 2,560,515 shares of the Issuer’s Common Stock previously held by RSInv, were transferred to RTL, as described in more detail under (c) below, such that as of April 23, 2012, RTL held 7,206,125 shares of the Issuer’s Common Stock. RTL is an entity that directly controls RSC and indirectly controls RSInv and is indirectly controlled by Mr. Tariko.

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The Reporting Persons hereby amend and restate section (b) as follows:

(b) RTL directly owns and has shared voting and dispositive power over 7,206,125 shares of Common Stock. Mr. Tariko indirectly owns and has shared voting and dispositive power of 7,206,125 shares of Common Stock, representing 9.9% of the outstanding Common Stock. Mr. Tariko indirectly owns all of the shares of and controls RTL and, accordingly, may be deemed to beneficially own the shares of Common Stock owned by RTL.

The Reporting Persons hereby add the following disclosure after the first paragraph of section (c):

(c) The following transactions in the Common Stock were effected by or on behalf of the Reporting Persons since the most recent filing on Schedule 13D filed on March 9, 2012:

On April 23, 2012, RTL, through its broker, acquired 7,206,125 shares of the Issuer’s Common Stock from RSC and RSInv, whose brokers sold 4,645,610 shares of the Issuer’s Common Stock and 2,560,515 shares of the Issuer’s Common Stock on behalf of RSC and RSInv, respectively, at an average price per share of 111.52 RUB in off-market transactions.

The Reporting Persons hereby amend and restate section (e) as follows:

As of April 23, 2012, upon the transfer of all of the shares of Common Stock held by RSC, as described in section (c) above, RSC ceased to be the beneficial owner of more than five percent of the shares of the Issuer’s Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons hereby add the following disclosure to this Item 6:

The information required by this Item 6 not otherwise provided herein is set forth in Item 4 above, and the descriptions of the Securities Purchase Agreement, the Governance Agreement, the Registration Rights Agreement, the Right of First Offer Agreement, the RTL Voting Agreements and the Director Voting Agreements set forth in Item 4 above, and the copies of the Securities Purchase Agreement, the Governance Agreement, the Registration Rights Agreement, the Right of First Offer Agreement, the RTL Voting Agreements and the Director Voting Agreements attached hereto as Exhibits 99.6 and 99.8 through 99.20, are each incorporated by reference in their entirety in this Item 6.

Item 7.	Material to be Filed as Exhibits.

The Reporting Persons hereby add the following disclosure to this Item 7:

The following are filed as exhibits to this statement on Schedule 13D:

Exhibit No.	Description

Exhibit 99.5	Joint Filing Agreement between Roust Trading Ltd. and Roustam Tariko dated April 25, 2012

Exhibit 99.6	Securities Purchase Agreement, dated April 23, 2012 by and among Central European Distribution Corporation and Roust Trading Ltd. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 24, 2012)

Exhibit 99.7	Press Release dated April 23, 2012 (incorporated by reference to Exhibit 99.8 to the Issuer’s Current Report on Form 8-K filed on April 24, 2012)

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Exhibit 99.8	Governance Agreement, dated April 23, 2012 by and among Central European Distribution Corporation and Roust Trading Ltd. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on April 24, 2012)

Exhibit 99.9	Registration Rights Agreement, dated April 23, 2012 by and among Central European Distribution Corporation and Roust Trading Ltd. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on April 24, 2012)

Exhibit 99.10	Right of First Offer Agreement, dated April 23, 2012 by and among Central European Distribution Corporation, Roust Trading Ltd. and WVC 2007 Family LLC and William V. Carey as trustee of The William V. Carey Revocable Trust

Exhibit 99.11	Voting Agreement, dated April 23, 2012 by and among Central European Distribution Corporation and Roust Trading Ltd. (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on April 24, 2012)

Exhibit 99.12	Voting Agreement, dated April 23, 2012 by and among Central European Distribution Corporation and Closed Joint Stock Company “Russian Standard Corporation” (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on April 24, 2012)

Exhibit 99.13	Voting Agreement, dated April 23, 2012 by and among Central European Distribution Corporation and Limited Liability Company “Russian Standard-Invest” (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on April 24, 2012)

Exhibit 99.14	Voting Agreement, dated April 23, 2012, by and among Mr. David Bailey, Roust Trading Ltd. and Central European Distribution Corporation (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on April 24, 2012)

Exhibit 99.15	Voting Agreement, dated April 23, 2012, by and among Mr. N. Scott Fine, Roust Trading Ltd. and Central European Distribution Corporation (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed on April 24, 2012)

Exhibit 99.16	Voting Agreement, dated April 23, 2012, by and among Mr. William Shanahan, Roust Trading Ltd. and Central European Distribution Corporation (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed on April 24, 2012)

Exhibit 99.17	Voting Agreement, dated April 23, 2012, by and among Mr. Robert Koch, Roust Trading Ltd. and Central European Distribution Corporation (incorporated by reference to Exhibit 99.4 to the Issuer’s Current Report on Form 8-K filed on April 24, 2012)

Exhibit 99.18	Voting Agreement, dated April 23, 2012, by and among Mr. Markus Sieger, Roust Trading Ltd. and Central European Distribution Corporation (incorporated by reference to Exhibit 99.5 to the Issuer’s Current Report on Form 8-K filed on April 24, 2012)

Exhibit 99.19	Voting Agreement, dated April 23, 2012, by and among Mr. Marek Forysiak, Roust Trading Ltd. and Central European Distribution Corporation (incorporated by reference to Exhibit 99.6 to the Issuer’s Current Report on Form 8-K filed on April 24, 2012)

Exhibit 99.20	Voting Agreement, dated April 23, 2012, by and among Mr. William V. Carey, Roust Trading Ltd. and Central European Distribution Corporation (incorporated by reference to Exhibit 99.7 to the Issuer’s Current Report on Form 8-K filed on April 24, 2012)

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SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2012

ROUST TRADING LTD.

By:	/s/ Wendell M. Hollis
Name:	Wendell M. Hollis
Title:	Director

/s/ Roustam Tariko
Name:	Roustam Tariko